Enphase Energy Restructures to Accelerate Profitability

PETALUMA, Calif.-January 30, 2017-Enphase Energy Inc. (NASDAQ:ENPH), a global energy technology company, today announced plans to restructure its operations to accelerate its path to profitability. This will include an approximately 18 percent reduction in force.

“This is a challenging decision, and we are very grateful for the hard work and professionalism of all affected employees. However, these actions are necessary to create a near-term path to sustained profitability, while we deliver the new and innovative products we have promised our customers,” said Paul Nahi, president and CEO of Enphase. “The gains we have seen in our inverter market share in the U.S. and global residential markets, along with the positive reception of the Enphase Storage System in Australia, the U.S. and the U.K., validate Enphase’s ability to continue to lead the industry.”

Enphase is the world’s leading provider of microinverters, with over 13 million installed in more than 540,000 systems around the world. According to Greentech Media, Enphase makes up over 80 percent of the global microinverter market, a market they predict will double in size (by MWac) from 2016 to 2018. Further, in the most current market share data available from Greentech Media, Enphase gained 5.4 percent share in the U.S. residential solar market from the first quarter to the third quarter of 2016.

Earlier this month, Enphase announced a $10 million strategic investment in the company by T.J. Rodgers, founder and former CEO of Cypress Semiconductor, and John Doerr, chairman of Kleiner Perkins Caufield & Byers.

About Enphase Energy, Inc.

Enphase Energy, a global energy technology company, delivers simple, innovative and reliable energy management solutions that advance the worldwide potential of renewable energy. Enphase has shipped over 13 million microinverters, and over 540,000 Enphase residential and commercial systems have been deployed in more than 100 countries. For more information, visit www.enphase.com.
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Enphase Energy®, the Enphase logo and other trademarks or service names are the trademarks of Enphase Energy, Inc.

Forward Looking Statements

This press release may contain forward-looking statements, including statements related to Enphase Energy's future financial performance, product performance, timing of availability of new products, and advantages of its technology and market trends. These forward-looking statements are based on the company's current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties and other risks detailed in the "Risk Factors" and elsewhere in Enphase Energy's latest Securities and Exchange Commission filings and reports, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. Enphase Energy undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in its expectations.

Enphase Contact:

Christian Zdebel
pr@enphase.com
484-788-2384